Exhibit 99.1

ASX/Media Release

IMMUTEP’S CHINESE PARTNER, EOC PHARMA,

EXPANDS EFTI TRIAL PIPELINE

SYDNEY, AUSTRALIA – 31 August 2021 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or the “Company”) is pleased to advise its Chinese partner for eftilagimod alpha (“efti” or “IMP321”), EOC Pharma (“EOC”) is planning to expand its clinical trial pipeline for efti (designated EOC202 in China) in China.

EOC is preparing to initiate a clinical trial of efti in combination with an anti-PD-1 therapy. The new trial is expected to commence in the first half of calendar year 2022.

The new trial builds on the latest promising data presented by Immutep at ASCO 2021 and on EOC’s previously announced Phase II trial evaluating efti in combination with chemotherapy in metastatic breast cancer patients. This previously announced Phase II trial is currently expected to commence in the second half of calendar year 2021.

In addition, EOC has partnered with a contract development and manufacturing organisation in China. In August 2020, EOC received positive feedback from the Centre for Drug Evaluation (CDE), subordinate unit of China’s National Medical Products Administration (NMPA) on its CMC comparability study results and recently completed an important 2000L manufacturing step for efti.

Dr. Xiaoming Zou, CEO of EOC Pharma, commented: “Encouraged by our partner Immutep’s exciting clinical performance, we are ready to further exploit the clinical benefits of this promising drug in the IO realm.”

Commenting on EOC’s plans, Immutep CEO Marc Voigt said: “It is great to see our growing confidence in efti is shared by our Chinese partner, EOC. Like Immutep, EOC is expanding its clinical trial pipeline, adding a new combination therapy study of efti with an anti-PD-1 drug. This is the same promising concept we are evaluating in TACTI-002 and TACTI-003, for example.”

Efti is exclusively licensed to EOC for the territory of Greater China. EOC has full responsibility for the development and commercialisation of efti in the territory, and Immutep is eligible to receive development-based milestone payments and sales-based royalties.

About EOC Pharma

EOC Pharma is an integrated biopharmaceutical company focusing on the discovery, research, development, and commercialisation of innovative oncology products. With an insight-driven strategic planning capability and highly integrated product platform, EOC Pharma strives to build a portfolio of products with synergies from independent R&D and partnering and enrich the product pipeline with first- and best-in-class oncology drugs to benefit the millions of patients who currently have limited access to high quality oncology treatments in China.

Immutep Limited, Level 12, 95 Pitt Street, Sydney NSW 2000

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

www.immutep.com ABN: 90 009 237 889

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of LAG-3 related immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Immutep’s current lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3 protein, which is a first-in-class antigen presenting cell (APC) activator being explored in cancer and infectious disease. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease.

Additional LAG-3 products, including antibodies for immune response modulation, are being developed by Immutep’s large pharmaceutical partners.

Further information can be found on the Company’s website www.immutep.com or by contacting:

Australian Investors/Media:

Catherine Strong, Citadel-MAGNUS

+61 (0)406 759 268; cstrong@citadelmagnus.com

U.S. Media:

Tim McCarthy, LifeSci Advisors

+1 (212) 915.2564; tim@lifesciadvisors.com

This announcement was authorised for release by the Board of Immutep Limited.

Immutep Limited, Level 12, 95 Pitt Street, Sydney NSW 2000

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

www.immutep.com ABN: 90 009 237 889